UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September, 2019

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Petrobras reports on advance of Eletrobras receivables in the amount of R$ 8.4 billion

Rio de Janeiro, September 20, 2019 — Petróleo Brasileiro S.A. — Petrobras reports that today it entered into a Cession Agreement of Credit Rights, allowing the advance of about R$ 8.4 billion of receivables from Eletrobras, recognized in the Debt Assumption Agreements (IADs) referring to the totality of the debts confessed in 2014 by the Eletrobras Group, with original maturity until January 2025.

The agreement was signed with a credit rights investment fund, in a transaction structured by Banco Santander (Brasil) S.A., Banco Itaú BBA S.A. and BB Banco de Investimento S.A.

Transaction closing, with the consequent inflow of the funds, is expected in the coming days, subject to compliance with the usual precedent conditions in this type of transaction.

Funds will be allocated to the company’s liability management, which aims at improving the amortization profile and reducing the cost of debt, taking into account the deleveraging target provided for in its 2019-2023 Business and Management Plan.

Additionally, Petrobras informs that today, it entered into amendments to the Debt Assumption Agreements (IADs) of 2014 (object of the Cession Agreement) and of 2018 with Eletrobras, in order to release Eletrobras from the obligation to offer real guarantees in exchange for new covenants.

Information regarding receivables from Eletrobras is presented in note 8.4. of the 2018 financial statements and note 5.4. of the 2Q19 results.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A.—PETROBRAS | Investor Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1002 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company’s management. The terms: “anticipates”, “believes”, “expects”, “predicts”, “intends”, “plans”, “projects”, “aims”, “should”, and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, the future results of the Company’s operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 20, 2019.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Andrea Marques de Almeida
Andrea Marques de Almeida
Chief Financial Officer and Investor Relations Officer